UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dendrite International, Inc.
Full Name of Registrant

Former Name if Applicable

1405 U. S. Highway 206
Address of Principal Executive Office (Street and Number)

Bedminster, New Jersey 07921
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required for Dendrite International, Inc. (the “Company”) to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”).  The 2006 Form 10-K was due to be filed with the Securities and Exchange Commission on March 16, 2007.  The Company now expects to file the 2006 Form 10-K on or before March 31, 2007.

As part of the Company’s February 15, 2007 press release announcing its preliminary 2006 fourth quarter and full year 2006 financial results, the Company stated that it was not yet releasing its full 2006 earnings pending completion of its analysis and review of its 2006 tax provision and other tax related items. In its February 15, 2007 press release the Company had estimated that its 2006 full year tax provision was expected to be in the range of $8 million to $12 million. The Company now currently estimates its 2006 full year tax provision to be in the range of approximately $7 million to $10 million.

As part of its February 15, 2007 press release the Company also stated that the Company was in the process of completing a worldwide historical analysis of its income tax accounting which includes the impact of the January 1, 2007 adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), as well as other tax matters. Based upon the Company’s preliminary analysis, the Company stated in its February 15, 2007 press release that it had identified up to $10 million of potential tax exposure primarily within its European operations, and stated that a significant portion might relate to prior periods. The Company also stated that upon completion of the Company’s review of its income tax and other tax related matters, the Company would determine whether any prior period adjustments related to these matters would be required. The Company currently believes that the potential tax exposure of up to $10 million will be lower and will be in the range of approximately $2 million to $4 million. As the Company has not yet finalized its assessment, it has not concluded whether it will need to adjust or restate prior periods.

Completion of the analysis and review of these tax matters will require additional time beyond the normal filing deadline of March 16, 2007 for the Company’s 2006 Form 10-K. In light of this process, the Company is not in a position to timely file its 2006 Form 10-K because it must complete its internal review related to this information and complete the analysis of the impact on the Company’s consolidated financial statements and the related Form 10-K disclosures.

In addition, as a result of the above, management also requires additional time to complete its assessment of and report on the Company’s internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. The above tax review and the resulting adjustments have resulted in management's determination that deficiencies (which could constitute material weaknesses) existed in the Company’s internal control over financial reporting. The Company is also assessing a previously disclosed material weakness identified by the Company during the second quarter of 2006. The Company has not yet concluded on the effectiveness of its internal control over financial reporting as of December 31, 2006.

These circumstances have prevented the Company from completing the process and filing its 2006 Form 10-K in a timely manner without unreasonable effort and expense to the Company.

This document contains forward-looking statements that may be identified by such forward-looking terminology as “expect,” “believe,” “anticipate,” and similar statements or variations.  In addition, our preliminary financial expectations for completed periods included or referenced in this Form 12b-25 are preliminary, and are subject to adjustment and change based on or resulting from completion of management review and completion of our audit by our independent registered public accounting firm.  Such forward-looking statements are based on our current expectations, estimates and assumptions and involve risk, including risk associated with potential significant adjustment and change based on or resulting from completion of our review of financial results and financial position for completed periods included or referenced in this Form 12b-25 or from completion of our audit by our independent registered public accounting firm. Other important factors that should be reviewed and carefully considered are included in the Company’s 2005 10-K under “Factors That May Affect Future Results” and its 2006 10-Qs and other reports filed with the SEC. Actual results may differ materially. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in expectations or assumptions or other changes affecting such forward-looking statements, even if such results or changes make it clear that any such projected results will not be achieved. Any outlook and other forward-looking information is as of the date of this notification only.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Christine A. Pellizzari	(908)	443-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See attached Exhibit 99.1 which is incorporated herein by reference.

Dendrite International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ Jeffrey J. Bairstow
Jeffrey J. Bairstow, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1.                           This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.                           One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.                           A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.                           Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.                           Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

EXHIBIT 99.1

Revenues for the year ended December 31, 2006 were $423.9 million, down 3% from the prior year.  The Company had an operating loss for 2006 of approximately $20.1 million.  This loss includes approximately $4.3 million of compensation expense (related to stock options and shares issued under the Company’s employee stock purchase plan), approximately $29.8 million in severance, asset impairment and other restructuring charges, approximately $3.8 million of other non-restructuring items related to the Company’s Operational Effectiveness program and approximately $10.0 million of strategic consulting and other items.

For the full year 2006, Sales solutions revenue was down 9% reflecting reduced spending by the Company’s largest customer.  Full year 2006 operating income for Sales solutions was approximately $40.6 million versus $65.6 million in 2005.  For the full year 2006, Marketing solutions revenue grew 10% to $122.9 million. The operating loss was approximately $12.9 million as compared to a $2.5 million operating loss in 2005.  For the full year Emerging solutions revenue was $26.7 million, up 9% versus last year primarily driven by the Compliance business which grew 16%.  The Emerging solutions segment had a 2006 operating loss of approximately $1.0 million versus operating income of $0.5 million in 2005.  For full year 2006, the Corporate segment had approximately $46.7 million of expense versus $27.4 million in 2005.

The Company generated cash from operations of $36.2 million for the full year 2006.  The Company ended 2006 with $78.4 million in cash and cash equivalents.